SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 ______________________ SCHEDULE 13D UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 2)
Frederick's of Hollywood Group Inc.
(Name of Issuer)
Common Stock (Par Value $0.01 Per Share)
(Title of Class of Securities)
35582T108
(CUSIP Number)

TTG Apparel, LLC

Tokarz Investments, LLC

Michael T. Tokarz

287 Bowman, 2nd Floor

Purchase, NY 10577

(914) 251-1825

With a copy to:

Adam S. Calisoff, Esq.

Edwards Wildman Palmer LLP

225 West Wacker Drive, Suite 2800

Chicago, Illinois 60606-1229

(312) 201-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 26, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on following pages)
(Page 1 of 10 pages)

CUSIP No. 35582T108	13D/A	Page 2 of 10

(1)	NAME OF REPORTING PERSON TTG Apparel, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 9,278,227 (see Item 5)
	(8)	SHARED VOTING POWER 78,923,287 (see Item 5)
	(9)	SOLE DISPOSITIVE POWER 9,278,227 (see Item 5)
	(10)	SHARED DISPOSITIVE POWER 0 (see Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,201,514 (see Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.4% (see Item 5)
(14)	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 35582T108	13D/A	Page 3 of 10

(1)	NAME OF REPORTING PERSON Tokarz Investments, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 8,386,977 (see Item 5)
	(8)	SHARED VOTING POWER 79,814,537 (see Item 5)
	(9)	SOLE DISPOSITIVE POWER 8,386,977 (see Item 5)
	(10)	SHARED DISPOSITIVE POWER 0 (see Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,201,514 (see Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.4% (see Item 5)
(14)	TYPE OF REPORTING PERSON (See Instructions) OO

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(1)	NAME OF REPORTING PERSON Michael T. Tokarz
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 17,665,204 (see Item 5)
	(8)	SHARED VOTING POWER 70,536,310 (see Item 5)
	(9)	SOLE DISPOSITIVE POWER 17,665,204 (see Item 5)
	(10)	SHARED DISPOSITIVE POWER 0 (see Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,201,514 (see Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.4% (see Item 5)
(14)	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 35582T108	13D/A	Page 5 of 10

This Amendment No. 2 to Schedule 13D (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 5, 2008, as amended by Amendment No. 1 filed May 30, 2012 (the “Schedule 13D”). The persons filing this Amendment are TTG Apparel, LLC, a Delaware limited liability company (“TTG”), Tokarz Investments, LLC, a Delaware limited liability company (“Tokarz Investments”), and Michael T. Tokarz (“Tokarz”). TTG, Tokarz Investments and Tokarz are sometimes referred to hereafter as the “Reporting Persons”. The Schedule 13D, as amended by this Amendment (the “Statement”), relates to the Common Stock, par value $0.01 Per Share (the “Common Stock”) of Frederick’s of Hollywood Group Inc., a New York corporation (the “Issuer”).

Capitalized terms used in this Amendment but not defined have the meanings given to them in the Schedule 13D. This Amendment amends the Schedule 13D as specifically set forth herein. Except as set forth below, all previous Items in the Schedule 13D remain unchanged.

The Amendment is being filed for the purpose of reflecting certain arrangements among the Reporting Persons and the other persons identified under Item 6 of this Amendment.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and supplemented to reflect the information set forth in Item 6 of this Amendment, which is hereby incorporated by reference into Item 4 of the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

The information set forth on each of the cover pages of this Amendment and the information set forth on or incorporated by reference in Items 3, 4 and 6 of this Statement are hereby incorporated herein by reference.

(a) Collectively, the Reporting Persons may be deemed to beneficially own 17,665,204 shares of Common Stock, representing 10,153,299 shares of Common Stock that are held directly by the Reporting Persons and 7,511,905 shares of Common Stock underlying convertible securities that are held by one of the Reporting Persons. This aggregate amount represents approximately 37.9% of the Issuer’s outstanding Common Stock, based upon 39,142,699 shares outstanding as of June 11, 2013, as reported on the Issuer’s most recent Quarterly Report on Form 10-Q filed June 11, 2013.

Of this amount:

(i) TTG is the beneficial owner of (A) 1,766,322 shares of Common Stock held directly by it; (B) 4,761,905 shares of Common Stock underlying the 50,000 shares of Series A Preferred held by it; (C) 1,250,000 shares of Common Stock underlying accrued dividends on the Series A Preferred Stock held by it; (D) 500,000 shares of Common Stock underlying the three-year Warrants described in Item 6 of this Statement; (E) 500,000 shares of Common Stock underlying the five-year Warrants described in Item 6 of this Statement; and (F) 500,000 shares of Common Stock underlying the seven-year Warrants described in Item 6 of this Statement;

(ii) Tokarz Investments is the beneficial owner of 8,386,977 shares of Common Stock held directly by it; and

CUSIP No. 35582T108	13D/A	Page 6 of 10

(iii) By virtue of his position as the controlling person of each of TTG and Tokarz Investments, Tokarz may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by TTG and Tokarz Investments.

In addition, by virtue of the arrangements described in Item 6 of this Amendment, the Reporting Persons may be deemed to share with each of the HGI Shareholders, Arsenal and Fursa (each as defined in Item 6, and collectively, the “Other Shareholders”) the power to vote, or to direct the voting of, the Common Stock beneficially owned by such Other Shareholders with respect to those matters described in Item 6. Accordingly, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons may be deemed to beneficially own the 70,536,310 shares of Common Stock that are beneficially owned by the Other Shareholders (including the 17,051,333 shares of outstanding Common Stock held by such Other Shareholders and the 53,484,977 shares of Common Stock underlying either shares of Series B Convertible Preferred Stock of the Issuer (the “Series B Preferred”) or outstanding warrants of the Issuer), and the Reporting Persons and the Other Shareholders may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim any such group membership and nothing herein shall be deemed an admission by the Reporting Persons as to the existence of such a group.

If the Reporting Persons are deemed to beneficially own the 70,536,310 shares of Common Stock that are beneficially owned by the Other Shareholders, as of the date hereof, the Reporting Persons may be deemed the beneficial owner of 88,201,514 shares of Common Stock, constituting 85.4% of the class as calculated pursuant to Rule 13d-3 under the Exchange Act. In calculating this percentage, the Reporting Persons have assumed to be outstanding (and thus included in the denominator), in addition to the 39,142,699 shares of Common Stock outstanding at June 11, 2013, (a) an aggregate of 7,511,905 shares of Common Stock underlying the Series A Preferred and warrants held by such Reporting Persons, (b) 41,818,000 shares of Common Stock underlying the Series B Preferred held by one of the HGI Shareholders, (c) an aggregate of 1,500,000 shares of Common Stock underlying outstanding warrants held by Arsenal and Fursa, and (d) an aggregate of 10,166,977 shares of Common Stock underlying outstanding warrants held by one of the HGI Shareholders (the “HGI Warrants”). In addition, because the HGI Warrants may not be exercised unless certain “corresponding securities” not beneficially owned by the HGI Shareholders are exercised or converted prior to, or simultaneously with, the exercise of the HGI Warrants, for purposes of calculating the percentage ownership of the Reporting Persons and the Other Shareholders, it is further assumed that additional convertible securities representing an aggregate of 3,198,850 shares of Common Stock which are not owned by the Reporting Persons or the Other Shareholders have been exercised, and such shares are included in the denominator. Together, the Reporting Persons have sole power to vote or direct the vote of 17,665,204 shares of Common Stock; may be deemed to share the power to vote or direct the vote of 70,536,310 shares of Common Stock (if the Reporting Persons are deemed to beneficially own the securities held by the Other Shareholders); and have sole power to dispose or direct the disposition of 17,665,204 shares of Common Stock.

(b) The information in Items 7 through 10 of each cover page to this Statement is incorporated by reference into this Item 5(b).

(c) Except for the information set forth in Item 6, which is incorporated by reference into this Item 5(c), the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.

CUSIP No. 35582T108	13D/A	Page 7 of 10

(d)-(e) Inapplicable.

All information contained in this Amendment relating to the Other Shareholders and the shares of Common Stock beneficially owned by each of the Other Shareholders is based on information provided by the Other Shareholders or contained in publicly available filings. While the Reporting Persons have no reason to believe that such information is inaccurate or incomplete, the Reporting Persons do not assume any responsibility for the accuracy or completeness of such information.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

Voting Agreement. On March 15, 2013, the issuer completed the sale of Series B Convertible Preferred Stock and certain warrants to Five Island Asset Management LLC, a Delaware limited liability company and a wholly-owned subsidiary of Harbinger Group Inc., a Delaware corporation (“Five Island” and “HGI”, respectively, and collectively the “HGI Shareholders”). In connection with the sale, the Issuer agreed to cause a general or special meeting of its shareholders to be duly called and held, as soon as practicable, but not later than February 1, 2014 (the “2014 Meeting”), for the purpose of voting on the approval and adoption of an amendment to the Issuer’s certificate of incorporation providing that the shareholders entitled to vote may take any action that they might have taken at a shareholders’ meeting by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action (the “Charter Amendment”). Five Island entered into a Voting Agreement dated as of March 15, 2013 (the “Voting Agreement”) with each of TTG, Tokarz Investments, Arsenal Group LLC, a Delaware limited liability company (“Arsenal”), and Fursa Alternative Strategies LLC, a Delaware limited liability company (“Fursa”), under which each of TTG, Tokarz Investments, Arsenal and Fursa agreed, among other things, to (i) appear, or otherwise cause their shares to be counted as present for purposes of determining a quorum, at the 2014 Meeting; (ii) vote the shares held by them in favor of the Charter Amendment; (iii) vote against any proposal made in opposition to, or inconsistent with, the Charter Amendment; and (iv) if the Issuer has not called or held the 2014 Meeting by February 1, 2014, submit a request to the Secretary of the Corporation that a special meeting of shareholders be called as promptly as practicable to hold a vote on the Charter Amendment. The Voting Agreement provides that Five Island or its designee shall serve as such other parties’ proxies and attorneys-in-fact, solely to vote or act by written consent during the term of the Voting Agreement with respect to the Charter Amendment. The proxy terminates upon termination of the Voting Agreement. Additionally, each of TTG, Tokarz Investments, Arsenal and Fursa agreed not to transfer, sell, offer, exchange, assign, pledge or otherwise dispose of or encumber any of its shares, or to enter into any agreement to do so. The Voting Agreement terminates upon the earlier to occur of a vote of shareholders in favor of, and duly adopting, the Charter Amendment at the 2014 Meeting and any special meeting of shareholders called for the purpose of voting on the Charter Amendment. The Reporting Persons understand that Five Island’s right, title and interest in the Voting Agreement was assigned to HGI Funding, LLC, a Delaware limited liability company and a wholly-owned subsidiary of HGI (“HGI Funding”) in connection with a transfer and sale of certain securities of the Issuer from Five Island to HGI Funding by agreement dated September 26, 2013.

Consortium Term Sheet. On September 26, 2013, HGI Funding, TTG, Tokarz Investments, Fursa and Arsenal (collectively, the “Consortium Members”) entered into a non-binding consortium term sheet agreement (the “Consortium Term Sheet”). Under the Consortium Term Sheet, the Consortium Members agreed, among other things, to jointly deliver a non-binding proposal (the “Proposal”) to the Issuer’s board of directors for the acquisition of all of the publicly held Common Stock (the “Publicly Held Shares”) in a “going private” transaction with the Issuer, and to use their commercially reasonable efforts to work together to structure, negotiate and do all things necessary or desirable, subject to the Issuer’s approval, to enter into definitive agreements in respect of the transactions contemplated under the Proposal.

CUSIP No. 35582T108	13D/A	Page 8 of 10

On September 26, 2013, the Consortium Members submitted a letter outlining the Proposal (the “Proposal Letter”) to the Issuer’s board of directors. Under the Proposal, the Consortium Members would acquire, through an acquisition vehicle (the “Acquisition Vehicle”) to be formed by the Consortium Members, all of the Publicly Held Shares for US$0.23 per share of Common Stock (the “Cash Merger Consideration”). The Consortium Members also stated in the Proposal that they are interested only in acquiring the Publicly Held Shares, and that they do not intend to sell their stakes in the Issuer. The Proposal would be structured as a merger requiring the approval of not less than two-thirds of the Issuer’s shareholders. Under the Proposal, the holders of the Publicly Held Shares would receive the Cash Merger Consideration, and the Consortium Members would receive equity in the Acquisition Vehicle under the terms of an equity rollover agreement. Under the Proposal, HGI Funding and its affiliates will work with the Issuer’s existing lenders to cause the Issuer’s current credit facility to be increased by up to $11 million (the “Loan Increase Amount”). Promptly following such increase, it is expected that $5 million of the Loan Increase Amount (the “Bridge Portion”) will be funded to provide short term working capital and balance sheet liquidity to the Issuer. The Bridge Portion will have an initial maturity date of 6 months following the funding thereof. At the effective time of the Merger (as defined in the Consortium Term Sheet), the remainder of the Loan Increase Amount will be funded and used to provide necessary acquisition financing in connection with the Merger. Upon the consummation of the Merger, HGI Funding and its affiliates will use their reasonable best efforts to work with the Issuer’s lenders to extend the maturity date of the Bridge Portion to equal the maturity date of the Issuer’s other indebtedness under its existing credit agreement.

The Consortium Members stated in the Proposal Letter that they are prepared to negotiate and finalize the terms of the proposed transactions in definitive transaction documents, which will provide for covenants and conditions typical and appropriate for transactions of this type. The Proposal also provided that no binding obligation on the part of the Issuer or the Consortium Members shall arise with respect to the proposed transactions unless and until a definitive agreement has been executed. If the transactions contemplated under the Proposal are completed, the Common Stock would become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act and cease to be quoted on the OTCQB Marketplace.

The Consortium Term Sheet also outlines an understanding that immediately upon execution of definitive documentation with respect to the Merger, TTG will sell 14,900 shares of Series A Preferred Stock currently owned by it to HGI Funding or to an affiliate of HGI Funding, for a purchase price of $1,490,000, and Five Island will transfer certain securities of the Issuer owned by it to HGI Funding. At the same time, HGI Funding, TTG, Tokarz Investments, Arsenal and Fursa will enter into voting agreements pursuant to which such parties would agree to vote their equity securities of the Issuer in favor of the Merger and against any competing transactions.

The Reporting Persons do not intend to update this Amendment by making further disclosure regarding any plans and the Proposal described herein until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable securities laws. References to the Consortium Term Sheet and the Proposal in this Amendment are qualified in their entirety by reference to the Consortium Term Sheet and the Proposal, copies of which are attached hereto as Exhibits 17 and 18, respectively, and incorporated herein by reference in their entirety.

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Item 7. Material to be filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit 16	Voting Agreement, dated as of March 15, 2013, by and among Five Island Asset Management LL, TTG Apparel, LLC, Tokarz Investments, LLC, Arsenal Group LLC and Fursa Alternative Strategies LLC (incorporated by reference to Exhibit 9 to the beneficial ownership statement on Schedule 13D filed by Five Island Asset Management LLC et al. on March 25, 2013 (the “Five Island 13D”)).

Exhibit 17	Consortium Term Sheet by and among the Consortium Members, dated as of September 26, 2013 (incorporated by reference to Exhibit 3 to Amendment No. 1 to the Five Island 13D, filed September 30, 2013).

Exhibit 18	Proposal Letter from the Consortium Members to the Issuer’s board of directors, dated as of September 26, 2013 (incorporated by reference to Exhibit 4 to Amendment No. 1 to the Five Island 13D, filed September 30, 2013).

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SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2013

TTG Apparel, LLC

By:	/s/ Michael T. Tokarz
Name:	Michael T. Tokarz
Title:	Manager

Tokarz Investments, LLC

By:	/s/ Michael T. Tokarz
Name:	Michael T. Tokarz
Title:	Manager

/s/ Michael T. Tokarz
Michael T. Tokarz